

Undisclosed* Related Party Loans at HomeStreet

May 2018

Vote The BLUE Proxy Card "AGAINST" Scott Boggs and Douglas Smith

This presentation should be read together with our comprehensive presentation on the failings of the HomeStreet Board, which is available at www.HelpFixHMST.com



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

Long-Standing Director With Father-Son Related Party Relationships



Father  Son



DAVID A. EDERER

HomeStreet Director, Chairman Emeritus

> Joined HomeStreet's Bank Board in 2004. Became Director of HomeStreet, Inc. in 2005

> Chairman of the Board 2009 - 2015

> Has been a member of every Board committee

> Current Chairman of Ederer Investment Company

> Former CPA and audit manager for Price Waterhouse

> Served on board of Cascade Natural Gas with HomeStreet Director Scott Boggs

DANIEL D. EDERER

HomeStreet Loan Beneficiary

> President of Ederer Investment Company

> Member of GEM Real Estate Partners, a real estate investment company







Ederer Investment Company – Undisclosed* Related Party Loans

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

UNDISCLOSED* RELATED PARTY LOANS BETWEEN HOMESTREET AND ENTITIES CONTROLLED BY CHAIRMAN EMERITUS DAVID EDERER AND HIS SON, DANIEL EDERER, ARE TROUBLING

Chairman Emeritus Ederer, serves on the committees that oversee related party transactions, accounting practices and risk management.

Ederer Investment Company

DAE II LLC
International Way, LLC
Owen Loop LLC

↔ [HomeStreet]

- David Ederer and his son, Daniel Ederer, manage an investment firm named Ederer Investment Company.
- **HomeStreet has never disclosed* the longstanding relationship** between entities controlled by its Chairman Emeritus and his son.
- Public records show that **HomeStreet is now a creditor of many of Ederer's entities.**
- HomeStreet has also not disclosed* whether any of the parties continue to have an equity interest in the borrower.

Sources: Washington Secretary of State, Lexis Nexis, Google

* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.





TEFCO – Undisclosed* Related Party Transactions

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

UNDISCLOSED* RELATED PARTY DEALS BETWEEN MARK MASON, GODFREY EVANS, DOUGLAS & GORDON SMITH ARE TROUBLING

Director Douglas Smith, the Chairman of the HRCG Committee who oversees executive compensation, works with his father, Gordon Smith.

TEFCO, LLC
Chapeau, Inc.
BluePoint Energy, LLC
Elite Energy
[HomeStreet]

- Gordon Smith and Mark Mason **have ties that go back at least to 2008** when they were in business together at **TEFCO LLC**.
- **Gordon Smith was the largest owner of TEFCO and Mr. Mason served as the company's President**.
- HMST's **General Counsel, Godfrey Evans, had a similar role at TEFCO's** predecessor, Chapeau Inc.
- **HomeStreet has never disclosed* the longstanding relationships** between its CEO, General Counsel and the chair of the HRCG Committee.
- Public records show that **HomeStreet is now a creditor of TEFCO**.
- HomeStreet has also not disclosed* whether any of the parties continue to have an equity interest in the borrower.

Source: Virginia, Washington, Nevada and California Incorporation Records

* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HomeStreet's Interconnected Directors

This interconnected web is a handpicked Board by Mark Mason.

It lacks accountability as evidenced by the SEC investigation, HMST's compensation practices, undisclosed* insider loans and undisclosed related party dealings.

Further, several members of management and the Board were associated with institutions that had regulatory and/or financial issues.

Under Mark Mason, Bank Plus / Fidelity Federal Bank failed compliance exams and the Department of Justice filed multiple lawsuits alleging subprime credit card and consumer protection issues.



*Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HomeStreet – Timeline Of Corporate Governance Failures
Chairman Emeritus Ederer has overseen multiple performance, accounting and corporate governance failures

Board Member

Chairman | **Chairman Emeritus**

Audit Committee | **Audit Committee**

Enterprise Risk Management Committee

Executive Committee

HRCG Committee

David Ederer
[Associated with HomeStreet since 2004]

| 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 2017 | 2018 |

Aggressive Loan Growth

Bank Almost Fails

FDIC/OTS Cease & Desist

Tax Gross Ups

Undisclosed* Related Party Transactions

Corporate Governance Failures

Material Accounting Weaknesses

SEC Investigation & Fine

IMPORTANT TAKEAWAYS

HMST has made multiple loans to entities controlled by Ederer and his son totaling millions of dollars

---



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.







HMST's Undisclosed* Loan To David and Daniel Ederer's Company

$2,625,000 loan from HomeStreet to Ederer's International Way, LLC – Shareholders Deserve To Know More

State of Washington

Secretary of State
CORPORATIONS DIVISION
James M. Dolliver Building
801 Capitol Way South
PO Box 40234
Olympia WA 98504-0234
360.753.7115

602 756 503

FILED
SECRETARY OF STATE
SAM REED
AUG 23, 2007

Application for Limited Liability Company

Office Information

Application ID 937293
Tracking ID 1355035
Validation ID 1123289-001
Date Submitted for Filing: 8/23/2007

Contact Information

Contact Name Catherine Vuong
Contact Address 1001 Fourth Avenue Suite 4200
Seattle
WA
98154

Contact Email cvuong@helsell.com
Contact Phone 206-292-1144

Certificate of Formation

Preferred Name 5209 SE INTERNATIONAL WAY, LLC
Physical Address 601 Union Street #3010
Seattle
WA
98101

Purpose Any Lawful Purpose
Duration Perpetual

Formation Date Effective Upon Filing by the Secretary of State
Expiration Date 8/31/2008
Limited Liability Company Management Manager
Members Signature Attached

Registered Agent Information

Agent is Individual
Agent Name John Ederer
Agent Street Address 1001 Fourth Avenue Suite 4200
Seattle
WA
98154

Agent Mailing Address Same as Street Address

Agent Email Address
Submitter/Agent Relationship Submitter has signed consent of specified agent

Members Information

Members Signatures On File

Member #1
Member Name Ederer Investment Company
Member Address 601 Union Street
#3010
Seattle
WA
98101

Source: Washington Secretary of State

Source: Lexis Nexis

NO.	ADDRESS	STATUS	PURCHASE PRICE	SALE PRICE	STATE	ACTIONS
1.	5209 SE International Way Portland, OR 97222-4603 Clackamas County Source: B	Current	$3,500,000.00		OR	» Get Property History Report » Get Location Report » Source

Owner 1 Information
- INTERNATIONAL WAY LLC
- 601 Union St
  Seattle, WA 98101-2341
  King County

Seller 1 Information
- TRIAD MILLING SUPPLY LLC

Legal Information
- Parcel Number: 12E31CD00400
- Assessment Year: 2016
- Recording Date: 11/27/2007
- Document Type: ASSESSOR
- Assessed Value: $3,462,301.00
- Market Land Value: $1,410,744.00
- Total Market Value: $5,018,854.00
- Type of Address: INDUSTRIAL (GENERAL)

Owner 2 Information
- INTERNATIONAL WAY LLC
- 601 Union St Ste 3010
  Seattle, WA 98101-3913
  King County

Borrower 1 Information
- INTERNATIONAL WAY LLC
- 601 Union St
  Seattle, WA 98101-2341
  King County

Mortgage 1 Information
- Recording Date: 11/27/2007
- Loan Amount: $2,625,000.00
- Lender Name: HOMESTREET BANK
- Loan Type: UNKNOWN

Mortgage 2 Information
- Recording Date: 11/27/2007
- Contract Date: 11/27/2007
- Loan Amount: $2,625,000.00
- Lender Name: HOMESTREET BANK
- Loan Type: UNKNOWN
- Description: WARRANTY DEED

Source: UCC Filings

UCC Filings

1:WASHINGTON UCC Record

Debtor Information

Name: INTERNATIONAL WAY, LLC
Standardized Address: 601 UNION ST STE 3010
SEATTLE, WA 98101

Original Address: 601 UNION STREET, #3010
SEATTLE, WA 98101-3913

Corporation Number: 602-756-503
Corporation Type: LTD LIABILITY COMPANY

Secured Party Information

Secured 1
Name: HOMESTREET BANK

Secured 2
Name: HOMESTREET BANK
Standardized Address: 2000 TWO UNION SQUARE 601 UNION ST
SEATTLE, WA 98101

Original Address: 2000 TWO UNION SQUARE, 601 UNION STREET
SEATTLE, WA 98101

Filing Information
Original Filing Type: INITIAL FILING
Original Filing Number: 200733247684
Original Filing Date: 11/27/2007
Original Filing Time: 2:22 PM
Filing Agency: SECRETARY OF STATE/UCC DIVISION

Filing Agency Address: 405 BLACK LAKE BLVD SW
OLYMPIA, WA 98502

Filing Type: INITIAL FILING
Filing Number: 200733247684
Filing Date: 11/27/2007
Filing Time: 14:22
Filing Expiration Date: 11/27/2012

Filing Type: CONTINUATION
Filing Number: 201219380307
Filing Date: 07/11/2012
Filing Time: 12:03
Filing Expiration Date: 11/27/2017

Filing Type: TERMINATION
Filing Number: 201706720814
Filing Date: 03/08/2017
Filing Time: 13:29

Source: wayback machine for http://www.edererinvestment.com

EDERER INVESTMENT COMPANY

HOME ABOUT COMPANIES REAL ESTATE CONTACT

Ederer Investment Company has sponsored a number of real estate acquisitions in Washington and Oregon. We provide full-service property management to our affiliated investment partnerships.

Our customers include:

Brake & Clutch Supply * Sodo Health & Performance * Inland NW Metallurgical * Alchemy Goods * Gekin Ventures (Hooverville Bar) * Seasonings.net * Silver Eagle Manufacturing * Sodo Hydro * Zeppelin Studios * Naturebake (Dave's Killer Bread) * Brokk Inc. * Sapa * KT Builders Supplies * Bob's Red Mill Natural Foods * Pivotal Health Solutions * Veterans NW Construction * Tavour

601 Union Street, Suite 3010, Seattle, WA 98101

Copyright 2009 Ederer Investment Company

5209 SE International Way Portland, OR 97222

Dave's Killer Bread
SE International Way
SE International Way
Bob's Red Mill
Whole Grain Store

Source: Google maps

* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HMST's Undisclosed* Loan To David and Daniel Ederer's Company
$3,525,000 loan from HomeStreet to Ederer's Owen Loop LLC – Shareholders Deserve To Know More

Corporations and Charities Filing System
Business Information

BUSINESS INFORMATION

OWEN LOOP LLC	Business Name:
602 805 674	UBI Number:
WA LIMITED LIABILITY COMPANY	Business Type:
ACTIVE	Business Status:
601 UNION STREET #3010, SEATTLE, WA, 98101, UNITED STATES	Principal Office Street Address:
	Principal Office Mailing Address:
02/28/2019	Expiration Date:
UNITED STATES, WASHINGTON	Jurisdiction:
02/19/2008	Formation/ Registration Date:
Perpetual	Period of Duration:
	Inactive Date:
	Nature of Business:

REGISTERED AGENT INFORMATION

DANIEL D EDERER	Registered Agent Name:
601 UNION STREET #3010, SEATTLE, WA, 98101-0000, UNITED STATES	Street Address:
601 UNION STREET #3010, SEATTLE, WA, 98101-0000, UNITED STATES	Mailing Address:

GOVERNORS

Title	Governors Type	Entity Name	First Name	Last Name
GOVERNOR	INDIVIDUAL		DANIEL	EDERER

Source: Washington Secretary of State

UCC Filing in WA

UCC Filings

1:WASHINGTON UCC Record
Debtor Information

Name:	OWEN LOOP LLC
Standardized Address:	601 UNION ST STE 3010 SEATTLE, WA 98101
Original Address:	601 UNION STREET #3010 SEATTLE, WA 98101-3913
Corporation Number:	602805674
Corporation Type:	LTD LIABILITY COMPANY

Secured Party Information

Name:	HOMESTREET BANK
Standardized Address:	2000 TWO UNION SQUARE 601 UNION ST SEATTLE, WA 98101
Original Address:	2000 TWO UNION SQUARE, 601 UNION STREET SEATTLE, WA 98101

Filing Information

Original Filing Type:	INITIAL FILING
Original Filing Number:	201304381943
Original Filing Date:	02/12/2013
Original Filing Time:	4:04 PM
Filing Agency:	SECRETARY OF STATE/UCC DIVISION
Filing Agency Address:	405 BLACK LAKE BLVD SW OLYMPIA, WA 98502
Filing Type:	INITIAL FILING
Filing Number:	201304381943
Filing Date:	02/12/2013
Filing Time:	16:04
Filing Expiration Date:	02/12/2018
Comment::	FILER REFERENCE INFO: KRISTY BERTSCH 360-956-9500, UNISEARCH, INC., 1780 BARNES BLVD SW, TUMWATER WA 98512-0410; OAK PATCH GIFTS FACILITY

Source: UCC Filings

UCC Filing in OR

Property Information

Original Property Address:	1020 OWEN LOOP S EUGENE, OR 97402
Standardized Property Address:	1020 OWEN LOOP S EUGENE, OR 97402-9197 LANE COUNTY
County:	LANE
Data Source:	B

Lender Information

Name:	HOMESTREET BANK
Address:	98101
Type:	BANK

Legal Information

Assessor's Parcel Number:	17-04-32-14-00100-000
Recording Date:	04/01/2008
Contract Date:	03/28/2008
Document Number:	2008-017983
Document Type:	WARRANTY DEED
Legal Description:	LOT NUMBER: 2

Sales Information

Sales Price:	$3,300,000
Sales Price Description:	FULL AMOUNT

Mortgage Information

Loan Amount:	$3,525,000
Loan Type:	UNKNOWN
Due Date:	04/01/2018
Title Company:	CASCADE TITLE CO

Source: Lexis Nexis

HomeStreet's loan to Owen Loop, LLC represents 107% of the property's sales price



1050 Owen Loop S Eugene, OR 97402

Source: Google maps



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HMST's Undisclosed* Loan To David and Daniel Ederer's Company
$1,063,000 loan from HomeStreet to Ederer's DAE II LLC - Shareholders Deserve To Know More

Corporations and Charities Filing System

iness Information

BUSINESS INFORMATION

Business Name: DAE II LLC

UBI Number: 602 826 566

Business Type: WA LIMITED LIABILITY COMPANY

Business Status: ACTIVE

Principal Office Street Address: 601 UNION STREET, SUITE 3010, SEATTLE, WA, 98101, UNITED STATES

Principal Office Mailing Address:

Expiration Date: 04/30/2019

Jurisdiction: UNITED STATES, WASHINGTON

Formation/ Registration Date: 04/25/2008

Period of Duration: Perpetual

Inactive Date:

Nature of Business:

REGISTERED AGENT INFORMATION

Registered Agent Name: HELSELL FETTERMAN LLP

Street Address: 1001 FOURTH AVENUE SUITE 4200, SEATTLE, WA, 98154-0000, UNITED STATES

Mailing Address: 1001 FOURTH AVENUE SUITE 4200, SEATTLE, WA, 98154-0000, UNITED STATES

GOVERNORS

Title	Governors Type	Entity Name	First Name	Last Name
GOVERNOR	INDIVIDUAL		DANIEL	EDERER

Source: Washington Secretary of State

UCC Filings

1:WASHINGTON UCC Record

Debtor Information
Name: DAE II LLC
Standardized Address: 601 UNION ST STE 3010 SEATTLE, WA 98101
Original Address: 601 UNION STREET, SUITE 3010 SEATTLE, WA 98101-3913

Secured Party Information

Secured 1
Name: DAE II LLC

Secured 2
Name: HOMESTREET BANK
Standardized Address: 601 UNION ST SEATTLE, WA 98101
Original Address: C/O HOMESTREET BANK COMMERCIAL REAL ESTATE, 601 UNION STRE SEATTLE, WA 98101-2341

Filing Information
Original Filing Type: INITIAL FILING
Original Filing Number: 201329164125
Original Filing Date: 10/18/2013
Original Filing Time: 4:29 PM
Filing Agency: SECRETARY OF STATE/UCC DIVISION
Filing Agency Address: 405 BLACK LAKE BLVD SW OLYMPIA, WA 98502

Filing Type: INITIAL FILING
Filing Number: 201329164125
Filing Date: 10/18/2013
Filing Time: 16:29
Filing Expiration Date: 10/18/2018

Filing Type: TERMINATION
Filing Number: 201601304645
Filing Date: 01/13/2016
Filing Time: 14:14
Filing Expiration Date: 10/18/2018

Comment:: FILER REFERENCE INFO: ROBIN PARSONS 4253879090, HOMESTREET CAPITAL, TWO UNION SQUARE, 601 UNION ST, SEATTLE   WA 98101; 676 S INDUSTRIAL WAY

Source: UCC Filings

Borrower Information
Original Name: DAE II LLC (COMPANY/CORPORATION)
Standardized Name: DAE II LLC

Property Information
Original Property Address: 676 S INDUSTRIAL WAY SEATTLE, WA 98108
Standardized Property Address: 676 S INDUSTRIAL WAY SEATTLE, WA 98108-5236 KING COUNTY
County: KING
Data Source: B

Lender Information
Name: HOMESTREET BANK
Address: 98101
Type: BANK

Legal Information
Assessor's Parcel Number: 737660-0035
Recording Date: 10/18/2013
Contract Date: 10/17/2013
Document Number: 20131018000566
Legal Description: LOT NUMBER: 2&1; SUBDIVISION: ROBINSONS ADDITION; BLOCK: B; CITY/MUNI/TWNSP: SEATTLE

Mortgage Information
Mortgage Type: NON-PURCHASE MONEY
Loan Amount: $1,063,000
Loan Type: UNKNOWN
Due Date: 11/01/2023
Title Company: 1ST AM

Source: Lexis Nexis



676 S Industrial Way Seattle, WA 98108

Source: Google maps

---

* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HMST's Undisclosed* Loan To Gordon Smith's Company

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

- Director Nominee Douglas Smith's father and Chairman and CEO Mark Mason have a long history together, principally at a company founded in Virginia named TEFCO LLC
- TEFCO runs its operations principally out of Nevada and is incorporated in CA by Mark Mason

Smith and/or his Father are still tied to TEFCO

HMST has a lien on TEFCO from 10/13 to 10/18



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

10

HomeStreet's Undisclosed* Loan To Gordon Smith's Company
The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

- Gaps in HomeStreet's proxy statement conveniently*
  - **_Fail_** to disclose Mr. Mason's role at Elite Energy in 2009
  - **_Fail_** to connect Mr. Mason and Mr. Evans with the company
  - **_Fail_** to show that Douglas Smith's father is a major investor with TEFCO
  - **_Fail_** to disclose that HomeStreet has a financial relationship with TEFCO

Mark K. Mason, Director, Chairman, Chief Executive Officer and President of HomeStreet, Inc. Mr. Mason has been the Company's Chief Executive Officer and HomeStreet Bank's Chairman and Chief Executive Officer since January 2010 and the Chairman of the Company since March 2015. From January 2010 until March 2015, Mr. Mason was the Vice Chairman of the Company's Board. From 1998 to 2002, Mr. Mason was president, chief executive officer and chief lending officer for Bank Plus Corporation and its wholly owned banking subsidiary, Fidelity Federal Bank, where Mr. Mason also served as the chief financial officer from 1994 to 1995 and as chairman of the board of directors from 1998 to 2002. From February 2008 to October 2008, Mr. Mason also served as president of a startup energy company, TEFCO, LLC, and he served on the boards of

Godfrey B. Evans, Executive Vice President, General Counsel, Chief Administrative Officer and Corporate Secretary of HomeStreet, Inc. and HomeStreet Bank. Mr. Evans joined HomeStreet in November 2009 as Executive Vice President, General Counsel and Corporate Secretary. In March 2010, Mr. Evans was named Chief Administrative Officer. Mr. Evans is responsible for the delivery and management of all legal services to HomeStreet Bank and the Company, administrative management oversight of (1) the Corporate Real Estate and Facilities Group, (2) Risk and Regulatory Affairs Department and (3) the Community Relations Group. Mr. Evans has over 20 years of experience as a general counsel of a public company. Prior to joining the executive team at HomeStreet, Mr. Evans was the managing director of the bankruptcy and restructuring practice group at Marshall & Stevens beginning in 2008. Mr. Evans served as interim general counsel and chief restructuring officer for Chapeau, Inc., a cogeneration manufacturing company, from 2008 to 2009. From 2002 to 2008, Mr. Evans served as a practicing attorney and as a project professional for Resources Global Professionals, and from 1987 to 2002,

Item 3.02 Unregistered Sales of Equity Securities.

On August 22, 2008, Chapeau, Inc., a Utah corporation doing business as BluePoint Energy ("Chapeau") entered into an agreement with the Gordon V. and Helen C. Smith Foundation ("Purchaser") for the sale of 2,565,880 shares of Chapeau common stock, par value $0.001 per share (the "Common Stock"), at a purchase price of $0.3605 per share (the "Initial Purchase"), which price per

Chapeau d/b/a Bluepoint Energy raises capital from Gordon Smith

Mark Mason incorporated Bluepoint Energy, LLC

Godfrey Evans and Gordon Smith as Officers of Chapeau



* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

HMST's Undisclosed* Loans To Insiders

The Board Should Disclose To Shareholders Important Details Regarding Several Insider Relationships

HomeStreet has made numerous large loans to entities controlled by Directors, including:

$2,625,000 loan to International Way LLC

Undisclosed loan to Owen Way LLC in WA

$3,525,000 loan to Owen Way LLC in OR

$1,063,000 loan to DAE II LLC

Undisclosed loan to TEFCO LLC

The terms of these loans should be disclosed* to investors

Source: Washington Secretary of State, S&P Global Market Intelligence, FDIC and Federal Reserve



# of Insiders with Large Extended Loans
Total Extension of Credit to Insiders ($000s)
Total Extention of Credit to Insiders ($000s)
# of Insiders with Large Extended Loans
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
4
3
2
1
0
2007Q1
2007Q2
2007Q3
2007Q4
2008Q1
2008Q2
2008Q3
2008Q4
2009Q1
2009Q2
2009Q3
2009Q4
2010Q1
2010Q2
2010Q3
2010Q4
2011Q1
2011Q2
2011Q3
2011Q4
2012Q1
2012Q2
2012Q3
2012Q4
2013Q1
2013Q2
2013Q3
2013Q4
2014Q1
2014Q2
2014Q3
2014Q4
2015Q1
2015Q2
2015Q3
2015Q4
2016Q1
2016Q2
2016Q3
2016Q4
2017Q1
2017Q2
2017Q3
2017Q4
2018Q1
International Way, LLC
11/27/07: initial lien
7/11/12: continuation
3/8/17: termination
DAE II LLC
10/18/13: initial lien
1/13/16: termination
Owen Loop LLC
4/1/08: initial lien in OR
11/21/12: continuation in OR
10/19/17: continuation in OR
2/12/13: initial lien in WA
TEFCO LLC
10/28/13: initial lien
UCC Filing Date

* Item 407(a)(3) of Regulation S-K calls for a description of the specific categories or types of transactions, relationships or arrangements that were considered for each independent director in assessing their independence, even if not disclosable under Item 404(a) of Regulation S-K. See "Important Information" page for more detail.

IMPORTANT INFORMATION

NOTE REGARDING DISCLOSURE OBLIGATIONS

*The business relationships between Mr. Mason and the father of Mr. Smith, Mr. Ederer and his son, and the related loans are items that may impact Mr. Smith's and Mr. Ederer's independence, but HomeStreet has not described them in any detail in its proxy statement, as we believe is required by Item 407(a)(3) of Regulation S-K. This Item requires that HomeStreet describe, by specific category or type, any transactions, relationships or arrangements related to a specific independent director not disclosed pursuant to Item 404(a) that were considered by the board of directors in assessing a director's independence. And just in case an issuer might overlook the importance of this disclosure, the instruction to this Item says that the description of the specific categories or types of transactions, relationships or arrangements must be provided in such detail as is necessary to fully describe the nature of the transactions, relationships or arrangements. In other words, the SEC meant it when it said that "a primary purpose of the federal proxy rules is to provide shareholders with full disclosure of all information for the exercise of their voting rights under state law and the corporation's charter." Exchange Act Release No. 56160, July 27, 2007.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

On April 25, 2018, Blue Lion Opportunity Master Fund, L.P. and the other participants identified below ("BLC") filed a definitive proxy statement on Schedule 14A and form of associated BLUE proxy card with the Securities and Exchange Commission ("SEC") in connection with the solicitation of proxies for the 2018 Annual Meeting of Shareholders of HomeStreet, Inc. (the "Definitive Proxy Statement"). The following persons may be deemed to be participants in the solicitation from shareholders of HomeStreet, Inc. ("HomeStreet") of proxies to vote "AGAINST" the election of Scott M. Boggs and Douglas I. Smith as directors of HomeStreet, and to vote "AGAINST" the approval on an advisory (non-binding) basis of the compensation of HomeStreet's named executive officers: Blue Lion Opportunity Master Fund, L.P., Roaring Blue Lion, LLC, Roaring Blue Lion Capital Management, L.P., BLOF II, LP, Blue Lion Capital Master Fund, L.P., Charles W. Griege, Jr., and Ronald K. Tanemura. The participants may have interests in the solicitation, including as a result of holding shares of HomeStreet's common stock, and information regarding the Participants and their interests may be found in the Definitive Proxy Statement.

Shareholders are urged to read the Definitive Proxy Statement and BLUE proxy card, and any supplements thereto, because they contain important information about BLC, the proposals being voted on at the 2018 Annual Meeting of Shareholders of HomeStreet, HomeStreet and related matters. The Definitive Proxy Statement is first being sent to the shareholders of HomeStreet on or about April 25, 2018 and is accompanied by a BLUE proxy card. Shareholders may obtain a free copy of the Definitive Proxy Statement and BLUE proxy card and other relevant documents filed with the SEC by BLC at the SEC's web site at www.sec.gov or BLC's website at https://www.helpfixhmst.com as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

